SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33576; 812-15026

Liquid Strategies, LLC and Listed Funds Trust

July 24, 2019

AGENCY: Securities and Exchange Commission ("Commission").

ACTION: Notice.

Notice of an application for an order under section 6(c) of the Investment Company Act of 1940 (the "Act") for an exemption from sections 2(a)(32), 5(a)(1), 22(d), and 22(e) of the Act and rule 22c-1 under the Act, under sections 6(c) and 17(b) of the Act for an exemption from sections 17(a)(1) and 17(a)(2) of the Act, and under section 12(d)(1)(J) of the Act for an exemption from sections 12(d)(1)(A) and 12(d)(1)(B) of the Act. The requested order would permit (a) actively-managed series of certain open-end management investment companies that operate as exchange-traded funds ("ETFs") ("Funds") to issue shares redeemable in large aggregations only ("Creation Units"); (b) secondary market transactions in Fund shares to occur at negotiated market prices rather than at net asset value ("NAV"); (c) certain Funds to pay redemption proceeds, under certain circumstances, more than seven days after the tender of shares for redemption; (d) certain affiliated persons of a Fund to deposit securities into, and receive securities from, the Fund in connection with the purchase and redemption of Creation Units; (e) certain registered management investment companies and unit investment trusts outside of the same group of investment companies as the Funds ("Funds of Funds") to acquire shares of the Funds; (f) certain Funds ("Feeder Funds") to create and redeem Creation Units in-kind in a master-feeder structure; and (g) the Funds to issue shares in less than Creation Unit size to investors participating in a distribution reinvestment program.

Applicants: Liquid Strategies, LLC ("Initial Adviser"), a limited liability company organized under the laws of the state of Delaware that will be registered as an investment adviser under the Investment Advisers Act of 1940, and Listed Funds Trust ("Trust"), a Delaware statutory trust registered under the Act as an open-end management investment company with multiple series.

Filing Dates: The application was filed on April 29, 2019.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on August 19, 2019, and should be accompanied by proof of service on applicants, in the form of an affidavit, or for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESSES: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090; Applicants, c/o Kent P. Barnes, U.S. Bancorp Fund Services, LLC, 615 E. Michigan Street, Milwaukee, WI 53202.

FOR FURTHER INFORMATION CONTACT: Elizabeth Miller, Senior Counsel, at (202) 551-8707, or Holly Hunter-Ceci, Assistant Chief Counsel, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: The following is a summary of the application. The

complete application may be obtained via the Commission's website by searching for the file

number, or for an applicant using the Company name box, at

http://www.sec.gov/search/search.htm or by calling (202) 551-8090.

Summary of the Application

1.　　Applicants request an order that would allow Funds to operate as actively-

managed ETFs.[1] Fund shares will be purchased and redeemed at their NAV in Creation Units

only (other than pursuant to a distribution reinvestment program described in the application).

All orders to purchase Creation Units and all redemption requests will be placed by or through an

"Authorized Participant" which will have signed a participant agreement with the Distributor.

Shares will be listed and traded individually on a national securities exchange, where share

prices will be based on the current bid/offer market. Certain Funds may operate as Feeder Funds

in a master-feeder structure. Any order granting the requested relief would be subject to the

terms and conditions stated in the application.

2.　　Each Fund will consist of a portfolio of securities and other assets and investment

positions ("Portfolio Instruments"). Each Fund will disclose on its website the identities and

quantities of the Portfolio Instruments that will form the basis for the Fund's calculation of NAV

at the end of the day.

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[1]　　Applicants request that the order apply to the new series of the Trust described in the application, as well as to additional series of the Trust and any other open-end management investment companies or series thereof that currently exist or that may be created in the future (each, included in the term "Fund"), each of which will operate as an actively-managed ETF. Any Fund will (a) be advised by the Initial Adviser or an entity controlling, controlled by, or under common control with the Initial Adviser (each such entity and any successor thereto is included in the term "Adviser") and (b) comply with the terms and conditions of the application. For purposes of the requested Order, the term "successor" is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

3.　　　　Shares will be purchased and redeemed in Creation Units only and generally on

an in-kind basis, or issued in less than Creation Unit size to investors participating in a

distribution reinvestment program. Except where the purchase or redemption will include cash

under the limited circumstances specified in the application, purchasers will be required to

purchase Creation Units by depositing specified instruments ("Deposit Instruments"), and

shareholders redeeming their shares will receive specified instruments ("Redemption

Instruments"). The Deposit Instruments and the Redemption Instruments will each correspond

pro rata to the positions in the Fund's portfolio (including cash positions) except as specified in

the application.

4.　　　　Because shares will not be individually redeemable, applicants request an

exemption from section 5(a)(1) and section 2(a)(32) of the Act that would permit the Funds to

register as open-end management investment companies and issue shares that are redeemable in

Creation Units only.

5.　　　　Applicants also request an exemption from section 22(d) of the Act and rule 22c-1

under the Act as secondary market trading in shares will take place at negotiated prices, not at a

current offering price described in a Fund's prospectus, and not at a price based on NAV.

Applicants state that (a) secondary market trading in shares does not involve a Fund as a party

and will not result in dilution of an investment in shares, and (b) to the extent different prices

exist during a given trading day, or from day to day, such variances occur as a result of

third-party market forces, such as supply and demand. Therefore, applicants assert that

secondary market transactions in shares will not lead to discrimination or preferential treatment

among purchasers. Finally, applicants represent that share market prices will be disciplined by arbitrage opportunities, which should prevent shares from trading at a material discount or premium from NAV.

6.   With respect to Funds that hold non-U.S. Portfolio Instruments and that effect creations and redemptions of Creation Units in kind, applicants request relief from the requirement imposed by section 22(e) in order to allow such Funds to pay redemption proceeds within fifteen calendar days following the tender of Creation Units for redemption. Applicants assert that the requested relief would not be inconsistent with the spirit and intent of section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.

7.   Applicants request an exemption to permit Funds of Funds to acquire Fund shares beyond the limits of section 12(d)(1)(A) of the Act; and the Funds, and any principal underwriter for the Funds, and/or any broker or dealer registered under the Exchange Act, to sell shares to Funds of Funds beyond the limits of section 12(d)(1)(B) of the Act. The application's terms and conditions are designed to, among other things, help prevent any potential (i) undue influence over a Fund through control or voting power, or in connection with certain services, transactions, and underwritings, (ii) excessive layering of fees, and (iii) overly complex fund structures, which are the concerns underlying the limits in sections 12(d)(1)(A) and (B) of the Act.

8.   Applicants request an exemption from sections 17(a)(1) and (a)(2) of the Act to permit persons that are affiliated persons, or second-tier affiliates, of the Funds, solely by virtue of certain ownership interests, to effectuate purchases and redemptions in-kind. The deposit procedures for in-kind purchases of Creation Units and the redemption procedures for in-kind redemptions of Creation Units will be the same for all purchases and redemptions and Deposit

Instruments and Redemption Instruments will be valued in the same manner as those Portfolio

Instruments currently held by the Funds. Applicants also seek relief from the prohibitions on

affiliated transactions in section 17(a) to permit a Fund to sell its shares to and redeem its shares

from a Fund of Funds, and to engage in the accompanying in-kind transactions with the Fund of

Funds.[2] The purchase of Creation Units by a Fund of Funds directly from a Fund will be

accomplished in accordance with the policies of the Fund of Funds and will be based on the

NAVs of the Funds.

9. Applicants also request relief to permit a Feeder Fund to acquire shares of another

registered investment company managed by the Adviser having substantially the same investment

objectives as the Feeder Fund ("Master Fund") beyond the limitations in section 12(d)(1)(A) and

permit the Master Fund, and any principal underwriter for the Master Fund, to sell shares of the

Master Fund to the Feeder Fund beyond the limitations in section 12(d)(1)(B).

10. Section 6(c) of the Act permits the Commission to exempt any persons or

transactions from any provision of the Act if such exemption is necessary or appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by

the policy and provisions of the Act. Section 12(d)(1)(J) of the Act provides that the

Commission may exempt any person, security, or transaction, or any class or classes of persons,

securities, or transactions, from any provision of section 12(d)(1) if the exemption is consistent

with the public interest and the protection of investors. Section 17(b) of the Act authorizes the

Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it

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[2]   The requested relief would apply to direct sales of shares in Creation Units by a Fund to a Fund of Funds
and redemptions of those shares. Applicants, moreover, are not seeking relief from section 17(a) for, and the
requested relief will not apply to, transactions where a Fund could be deemed an Affiliated Person, or a Second-Tier
Affiliate, of a Fund of Funds because an Adviser or an entity controlling, controlled by or under common control
with an Adviser provides investment advisory services to that Fund of Funds.

finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (b) the proposed transaction is consistent with the policies of each registered investment company involved; and (c) the proposed transaction is consistent with the general purposes of the Act.

For the Commission, by the Division of Investment Management, under delegated authority.

Jill M. Peterson
Assistant Secretary